Filed with the Securities
                                                and Exchange Commission
                                                    	on August 30, 1999

                            SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



In the Matter
       of
                                                INTERIM CERTIFICATE
Conectiv and
Subsidiaries
                                                         OF
File No. 70-9095
                                                   NOTIFICATION


(Public Utility Holding Company
 Act of 1935)

                                                PURSUANT TO RULE 24

	This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17
C.F.R. " 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended
(the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange
Commission (the "Commission") dated February 26, 1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period April 1, 1999 through June 30, 1999.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):
       None

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:


Common Stock           #0f Shares               Cumulative # 0f Shares
                    Issued During Period            Issued

Dividend Reinvestment          0                      0
Employee Benefit Plans         0                      0

During the period there were no stock options and no shares of restricted stock issued under the Conectiv
Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv
Incentive Compensation Plan or the Delmarva Long-Term
Incentive Plan.  To date, awards under the employee

benefit plans include 1,526,800 common stock options and 126,200 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3. Conectiv Common Stock issued for acquisitions:

#0f Shares Issued         Value per Share      Restricted Y/N)
During Period

        0	                   N/A                     N/A


4.  Conectiv Long-Term Debt issued during period:

On May 20, 1999 Conectiv issued $250 million 6.73%
Unsecured Medium Term Notes Series A with the following maturities:

       $100,000,000   maturing on 6/1/02
       $ 50,000,000   maturing on 6/1/03
       $ 50,000,000   maturing on 6/1/04
       $ 30,000,000   maturing on 6/1/05
       $ 20,000,000   maturing on 6/1/06


Aggregate long-term debt financing by Conectiv cannot exceed $250 million.

5. Short-Term Debt issued by Conectiv and Delmarva Power
& Light Company ("Delmarva") during period:


           Balance at Period-End      Weighted Average Cost    HighestDaily
                                                                Balance

Conectiv      $558,000,000	               5.16%                 571,800,000
Delmarva        12,000,000	               4.98%                  34,000,000

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $800 million per SEC order dated November
13, 1998; Delmarva's daily balance cannot exceed $275 million.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.

7.  Utility Subsidiary financings during period:
Delmarva:  See Item 5 above.


Note:  Short-term and long-term financings by Atlantic
City Electric Company ("ACE") are exempt pursuant to Rule
52; long-term financings by Delmarva are exempt pursuant to Rule 52.

7. Non-utility financing during period not exempt pursuant to Rule 52:

None.

8. Guarantees issued by Conectiv and Non-utility
Subsidiaries during period:


Issuer of Guarantee     Issued on Behalf of      Amount      Type of Guarantee
Conectiv               Conectiv                 $500,000      Guarantee
Energy                 Operating Services
Supply Inc.            Company

Conectiv Energy        Conectiv                 $350,000      Guarantee
Supply Inc.            Operating Servives
                       Company

As of the end of the period total guarantees by Conectiv are $58,290,000 and total guarantees by Non-Utility Subsidiaries are $8,840,000.

Note:  Guarantees by Conectiv cannot exceed $350 million;
guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:
Borrowings by individual Non-Utility Subsidiaries did not exceed $25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith.

11. Forms U-6B-2 filed with Commission during period:


Filing Entity                           Date of Filing

Conectiv Resources Partners, Inc.        August 30, 1999
ATE Investment                           August 30, 1999
Conectiv Services, Inc.                  August 30, 1999
Conectiv Communications                  August 30, 1999
Atlantic Plumbing LLC                    August 30, 1999

12. Financial Statements
       Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended June 30, 1999)
       Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended June 30, 1999)


13. Registration Statements filed pursuant to the Securities Act of 1933:
            -  None

SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

     The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.
                      Conectiv
                      Delmarva Power & Light Company
                      Conectiv Resource Partners, Inc.
                      Conectiv Energy Supply, Inc.
                      Delmarva Capital Investments, Inc.
                      Conectiv Services, Inc.
                      DCI I, Inc.
                      DCI II, Inc.
                      DCTC-Burney, Inc.
                      Conectiv Operating Services Company
                      Conectiv Solutions, LLC
                      Conectiv Plumbing, LLC
                      Atlantic City Electric Company
                      Atlantic Generation, Inc.
                      Atlantic Southern Properties, Inc.
                      ATE Investment, Inc.
                      Conectiv Thermal Systems, Inc.
                      Binghamton General, Inc.
                      Binghamton Limited, Inc.
                      Pedrick General, Inc.
                      Vineland Limited, Inc.
                      Vineland General, Inc.
                      ATS Operating Services, Inc.
                      The Earth Exchange, Inc.

August 30, 1999            /s/ Philip S. Reese
                               Philip S. Reese
                               Vice President and
                               Treasurer